

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2013

<u>Via Facsimile</u>
Kevin B. Thompson
President and Chief Executive Officer
SolarWinds, Inc.
3711 S. MoPac Expressway
Austin, TX 78746

> **Re:** **SolarWinds, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 19, 2013**
> **File No. 001-34358**

Dear Mr. Thompson:

We have reviewed your letter dated September 17, 2013, in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 4, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Concentration of Risks, page F-19

1. Your response to prior comment 2 indicates that the majority of your revenue derived from the U.S. federal government is through resellers and distributors. We note that you state that you do not believe that your business is substantially dependent on either distributor or the loss of either relationship would have a material adverse effect on your business. We further note your disclosure on page 7, that "[you] are generally directly

Kevin B. Thompson
SolarWinds, Inc.
October 21, 2013
Page 2

        involved with the end user in all of [y]our sales regardless of whether [you] make the sale direct or through the reseller channel." In this regard, please clarify how you considered that "you are directly involved with the end user" in concluding that the distributors or resellers are your customers instead of the U.S. federal government when evaluating the disclosure requirement under FASB ASC 280-10-50-42. In addition, tell us what consideration you gave to disclosing concentrations related to your relationship with the U.S. federal government. We refer you to FASB ASC 275-10-50-18. Indicating that revenue earned from the U.S. federal government is a meaningful portion of your revenue does not appear to convey its significance to your results of operations and financial position.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

                        Sincerely,

                        /s/ Stephen Krikorian

                        Stephen Krikorian
                        Accounting Branch Chief